Exhibit (d)(ii)

AMENDMENT NO. 1 TO STANDSTILL AGREEMENT

Amendment No. 1 (the “Amendment”), dated as of August 6, 2026, to that certain Standstill Agreement, dated July 27, 2026 (including the appendices thereto, the “Agreement”), XAI Floating Rate & Alternative Income Trust (the “Fund”) and Bulldog Investors, LLC.

The parties hereby agree to amend the Agreement as follows:

1.              Appendix A to the Agreement shall be deleted in its entirely and replaced with Appendix A attached hereto.

2.              Capitalized terms used herein but not defined herein shall have the respective meanings given to such terms in the Agreement.

3.              Except as expressly modified herein, the Agreement shall remain in full force and effect as originally executed.

[Signatures appear on next page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement of the day, month, and year first above written.

BULLDOG INVESTORS, LLP

By:	/s/ Phillip Goldstein
Name:	Phillip Goldstein
Title:	Managing Partner

XAI FLOATING RATE & ALTERNATIVE INCOME TRUST

By:	/s/ Benjamin D. McCulloch
Name:	Benjamin D. McCulloch
Title:	Chief Legal Officer and Secretary

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Appendix A

Liquidity Plan

The Board of Trustees has adopted a Liquidity Plan, which will consist of an Initial Tender Offer and two Contingent Tender Offers (collectively, the “Tender Offers”).

1.	Effective Date: The Liquidity Plan will become effective upon approval by shareholders of the King Street Sub-Advisory Agreement.

2.	Initial Tender Offer.

a.	Within 45 days after receipt of shareholder approval of the Proposal, the Fund will use its best efforts to commence a tender offer (the “Initial Tender Offer”) to purchase up to 12.5% of its outstanding Common Shares (the “Initial tender Maximum Amount”). The Initial Tender Offer shall be subject to the conditions set forth in Paragraph 6 below.

b.	The Initial Tender Offer shall include the following terms:

i.	Shareholders shall have the opportunity to tender some or all of their Common Shares at a price equal to 98% of the Fund’s net asset value per share (“NAV”) as determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the expiration date of the Initial Tender Offer.

ii.	The Fund shall purchase Common Shares tendered and not withdrawn on a prorated basis up to the Initial Tender Maximum Amount if greater than the Initial Tender Maximum Amount of Common Shares are properly tendered and not properly withdrawn.

iii.	The Initial Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.

iv.	The Initial Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

3.	First Contingent Tender Offer.

a.	Subject to 3(c) below, the Fund will use its best efforts to commence a tender offer (the “First Contingent Tender Offer”) within 30 days of the end of the Measurement Period (as defined below) to purchase up to 7.5% of its then outstanding Common Shares (the “First Contingent Tender Maximum Amount”). The First Contingent Tender Offer shall be subject to the conditions set forth in Paragraph 6 below.

b.	The First Contingent Tender Offer shall include the following terms:

i.	Shareholders shall have the opportunity to tender some or all of their Common Shares at a price equal to 98% of the Fund’s NAV as determined as of the close of the regular trading session of the NYSE on the expiration date of the First Contingent Tender Offer.

ii.	The Fund shall purchase Common Shares tendered and not withdrawn on a prorated basis up to the First Contingent Tender Maximum Amount if greater than the First Contingent Tender Maximum Amount of Common Shares are properly tendered and not properly withdrawn.

iii.	The First Contingent Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.

iv.	The First Contingent Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

c.	The Fund will not be required to conduct the First Contingent Tender Offer if:

i.	on any 15 out of 20 consecutive trading days during the final three months of the Measurement Period, the last reported price of the Common Shares on the NYSE represents a discount to such day’s NAV per share of less than 15%; or

ii.	the Fund’s average daily NAV during the final 20 trading days of the Measurement Period exceeds the Fund’s Adjusted Measurement NAV (as defined below) by at least $0.25 per share.

4.	Second Contingent Tender Offer.

a.	Subject to 4(c) below, the Fund will use its best efforts to commence a tender offer (the “Second Contingent Tender Offer”) within 30 days of the end of the Second Measurement Period (as defined below) to purchase up to 5% of its then outstanding Common Shares (the “Second Contingent Tender Maximum Amount”). The Second Contingent Tender Offer shall be subject to the conditions set forth in Paragraph 6 below.

b.	The Second Contingent Tender Offer shall include the following terms:

i.	Shareholders shall have the opportunity to tender some or all of their Common Shares at a price equal to 98% of the Fund’s NAV as determined as of the close of the regular trading session of the NYSE on the expiration date of the Second Contingent Tender Offer.

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ii.	The Fund shall purchase Common Shares tendered and not withdrawn on a prorated basis up to the Second Contingent Tender Maximum Amount if greater than the Second Contingent Tender Maximum Amount of Common Shares are properly tendered and not properly withdrawn.

iii.	The Second Contingent Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.

iv.	The Second Contingent Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

c.	The Fund will not be required to conduct the Second Contingent Tender Offer if:

i.	on any 15 out of 20 consecutive trading days during the final three months of the Second Measurement Period, the last reported price of the Common Shares on the NYSE represents a discount to such day’s NAV per share of less than 15%; or

ii.	the Fund’s average daily NAV during the final 20 trading days of the Second Measurement Period exceeds the Fund’s Adjusted Measurement NAV by at least $0.25 per share.

5.	As used in this Appendix A the following terms shall have the following meanings:

a.	The “Measurement Commencement Date” shall be the fifth business day after the completion of the Initial Tender Offer.

b.	The “Measurement Period” shall be the one year period beginning on the Measurement Commencement Date.

c.	The “Second Measurement Period” shall be the two year period beginning on the Measurement Commencement Date.

d.	The “Adjusted Measurement NAV” shall be the Fund’s NAV per share on the Measurement Commencement Date, increased by an amount equal to the per share amount by which the distribution(s) declared on the Common Shares in any month during the Measurement Period (or the Second Measurement Period, as applicable) is less than $0.225 per share, and decreased by an amount equal to the per share amount by which the distribution(s) declared on the Common Shares in any month during the Measurement Period (or the Second Measurement Period, as applicable) is greater than $0.225 per share.

e.	Capitalized terms used and not defined in this Appendix A shall have the meaning set forth in the Agreement.

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6.	Notwithstanding the foregoing, the Fund will not commence a Tender Offer or accept tenders of Common Shares during any period when:

a.	such transactions, if consummated, would: (A) result in the delisting of the Common Shares from the NYSE or (B) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended;

b.	there is any (A) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State; (D) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions, (E) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (F) in the Board’s judgment, other event or condition exists which would have a material adverse effect on the Fund or its shareholders if Common Shares were repurchased; or

c.	the Board determines in good faith, upon written advice of counsel, that effecting any such transaction would constitute a breach of its fiduciary duty owed to the Fund or its shareholders.

In the event of a delay pursuant to either of clauses (a) or (b) above, the Fund will commence the Tender Offer delayed by the pendency of such events within 20 days after the termination of such delaying event.

In the event of a delay pursuant to any of clauses (a), (b) or (c) above, the Fund will provide written notice to Bulldog Investors together with an analysis of the reason for such delay and reasonable support for such determination. In the event that all delaying events have not ceased within six months of the date of the earliest to occur of any such delaying event, then the obligations of Bulldog Investments pursuant to Section 2 of the Agreement shall be null and void and of no further force and effect, and the parties shall negotiate in good faith to reach an agreement that provides comparable benefit to the shareholders of the Fund.

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